SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2018

Commission File No. 1-31690

TransCanada Corporation
(Translation of Registrant's Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                      ☐                      Form 40-F                      ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 13.1 and 13.2 to this report, furnished on Form 6-K, shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-5916, 333-8470, 333-9130, 333-151736 and 333-184074), Form F-3 (File Nos. 33-13564 and 333-6132) and Form F-10 (File Nos. 333-151781, 333-161929, 333-208585, 333-214971 and 333-218711).

Exhibit 99.1 to this report, furnished on Form 6-K, is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2018	TRANSCANADA CORPORATION

	By:	/s/ Donald R. Marchand
Donald R. Marchand
Executive Vice-President and
Chief Financial Officer

	By:	/s/ G. Glenn Menuz
G. Glenn Menuz
Vice-President and Controller

EXHIBIT INDEX

13.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended March 31, 2018.

13.2
Consolidated comparative interim unaudited financial statements of the registrant for the period ended March 31, 2018 (included in the registrant's First Quarter 2018 Quarterly Report to Shareholders).

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	A copy of the registrant’s news release of April 27, 2018.